KIRKLAND LAKE ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS

Toronto, Ontario – May 3, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL)(ASX:KLA) reports that at the annual general meeting of shareholders held on May 2, 2018, all resolutions proposed to shareholders were duly passed.

Based on proxies received, 160,043,996 common shares of the Company, representing 76% of the Company’s issued and outstanding common shares as at the record date were voted, and the following individuals were elected as directors of the Company until the next annual meeting of shareholders. The results are set out below:

Name of Nominee	Votes cast FOR	% votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	145,354,300	99.82%	263,890	0.18%
Arnold Klassen	141,520,544	99.19%	4,097,646	2.81%
Pamela Klessig	145,271,657	99.76%	346,533	0.24%
Anthony Makuch	144,344,487	99.13%	1,273,703	0.87%
Barry Olson	145,461,992	99.89%	156,198	0.11%
Jeffrey Parr	145,431,818	99.87%	186,372	0.13%
Eric Sprott	145,445,874	99.88%	172,316	0.12%
Raymond Threlkeld	143,656,989	98.65%	1,961,201	1.35%

In addition, KPMG LLP, Chartered Accountants were appointed as the Company’s auditors for the ensuring year by a majority of shareholders. For detailed voting results on each resolution, please refer to the Company’s Report of Voting Results filed on SEDAR at www.sedar.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com